================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               --------------

                                 SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               --------------

                               ONDISPLAY, INC.
                          (Name of Subject Company)

                               --------------

                          WHEELS ACQUISITION CORP.
                            VIGNETTE CORPORATION
                      (Name of Filing Person- Offeror)

                               --------------

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)

                                  68232l00
                        (CUSIP Number of Securities)

                                DAVID BRODSKY
                            VIGNETTE CORPORATION
                         901 SOUTH MOPAC EXPRESSWAY
                             AUSTIN, TEXAS 78746
                               (512) 306-4300

                               --------------

(Name, address, including zip code, and telephone number OF Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                               --------------

                                 Copies to:
                              DAVID W. FERGUSON
                            DAVIS POLK & WARDWELL
                             1600 EL CAMINO REAL
                            MENLO PARK, CA 94025
                               (650) 752-2000

                               --------------

                          CALCULATION OF FILING FEE

================================================================================
                                                                 Amount of
 Transaction Valuation*                                         Filing Fee**
--------------------------------------------------------------------------------
    $1,098,106,900                                              $219,621.38
================================================================================
* Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based upon (a) $43.45, the average of the high and low price per share of OnDisplay, Inc. common stock on May 26, 2000 as reported on the NASDAQ National Market multiplied by (b) 25,272,886, representing the aggregate number of shares of OnDisplay, Inc. common stock outstanding on May 31, 2000, assuming the exercise of all options to purchase OnDisplay, Inc. common stock expected to be outstanding and exercisable prior to the date the offer is expected to be consummated.

** One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $289,900.22         Filing Party:  Vignette Corporation
Form or Registration No.: Form S-4          Date Filed:    June 2, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

  This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Vignette Corporation, a Delaware corporation ("Vignette"), through its wholly owned subsidiary, Wheels Acquisition Corp., a Delaware corporation ("Wheels"), to exchange each issued and outstanding share of common stock, par value $.001 per share (the "OnDisplay Shares") of OnDisplay, Inc., a Delaware corporation ("OnDisplay"), for shares of common stock, par value $.01 per share (the "Vignette Shares"), of Vignette based on the exchange ratio described in the Prospectus referenced below.

  The Offer is made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2000, by and among Vignette, Wheels and OnDisplay which contemplates the merger of Wheels into OnDisplay (the "Merger"). Vignette has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the Vignette Shares to be issued to stockholders of OnDisplay in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus"), and the related Letter of Transmittal, which are Exhibits (a) (1) and (a) (2) hereto.

  All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Vignette, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

  Information is disclosed to security holders in a prospectus meeting the requirements Rule 421(d) of the Securities Act of 1933.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (c) During the last five years, none of Vignette, Wheels or, to the best of their knowledge, any of the persons listed on Schedule I hereto (which is hereby incorporated into this Schedule TO) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 12.   EXHIBITS.

  (a) (1) Prospectus relating to Vignette Shares to be issued in the Offer and the Merger (incorporated by reference from Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (2) Form of Letter of Transmittal (incorporated by reference to exhibit 99(a) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (3) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99(b) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(c) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(d) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to exhibit 99(f) to Vignettes's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (7) Letter to Stockholders of OnDisplay (incorporated by reference to exhibit 99(e) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (d) (1) Agreement and Plan of Merger, dated as of May 21, 2000, by and among Vignette, OnDisplay and Wheels Acquisition Corp. (incorporated by reference to exhibit 2(a) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (d) (2) Stockholder Agreement dated as of May 21, 2000, between Vignette and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2(b) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (h) (1) Opinion of Davis Polk & Wardwell regarding material federal income tax consequences of the offer and the merger (incorporated by reference to exhibit 8 of Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

                                  SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  June 2, 2000



                            WHEELS ACQUISITION CORP.



                            By:      /s/ Joel G. Katz
                               --------------------------------------------
                               Name:   Joel G. Katz
                               Title:  President and Assistant Secretary


                            VIGNETTE CORPORATION



                            By:      /s/ Joel G. Katz
                               --------------------------------------------
                               Name:   Joel G. Katz
                               Title:  Chief Financial Officer

                                 EXHIBIT INDEX


 EXHIBIT NUMBER                         EXHIBIT NAME
 --------------                         ------------

  (a) (1) Prospectus relating to Vignette Shares to be issued in the Offer and the Merger (incorporated by reference from Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (2) Form of Letter of Transmittal (incorporated by reference to exhibit 99(a) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (3) Form of Notice of Guaranteed Delivery (incorporated by reference to exhibit 99(b) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(c) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to exhibit 99(d) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to exhibit 99(f) to Vignettes's Registration Statement on Form S-4 filed on June 2, 2000).

  (a) (7) Letter to Stockholders of OnDisplay (incorporated by reference to exhibit 99(e) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (d) (1) Agreement and Plan of Merger, dated as of May 21, 2000, by and among Vignette, OnDisplay and Wheels Acquisition Corp. (incorporated by reference to exhibit 2(a) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (d) (2) Stockholder Agreement dated as of May 21, 2000, between Vignette and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2(b) to Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

  (h) (1) Opinion of Davis Polk & Wardwell regarding material federal income tax consequences of the offer and the merger (incorporated by reference to exhibit 8 of Vignette's Registration Statement on Form S-4 filed on June 2, 2000).

                                                                SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF VIGNETTE CORPORATION

      The following table sets forth the name, business address and present principal occupation or employent of each director and executive officer of Vignette. Except as indicated below, the business address of each such person is Vignette Corporation, 901 South Mopac Expressway, Austin, Texas 78746.

                             BOARD OF DIRECTORS

        Name and Business Address               Present Principal Occupation
--------------------------------------     ------------------------------------
Gregory A. Peters                          Chief Executive Officer, President
                                           and Director, Vignette Corporation

Robert E. Davoli                           General Partner
Sigma Partners                             Sigma Partners
20 Custom House Street
Suite 830
Boston, MA 02110

Joseph A. Marengi                          Senior Vice President
Dell Computer Corporation                  Dell Computer corporation
One Dell Way
Bldg 3, Box 3
Round Rock, TX 78682

Steven G. Papermaster                      Chairman
701 Brazos                                 Powershift Group
Suite 500                                  Chairman
Austin, TX 78701                           Perficient, Inc.

John D. Thornton                           General Partner
Austin Ventures                            Austin Ventures
114 West Seventh Street
Suite 1300
Austin, TX 78701

                       EXECUTIVE OFFICERS OF VIGNETTE


        Name                                    Title
--------------------------------------     ------------------------------------
Gregory A. Peters                          Chief Executive Officer, President
                                           and Director

William R. Daniel                          Senior Vice President, Products

Joel G. Katz                               Chief Financial Officer and
                                           Secretary

Laurie Frick                               Senior Vice President, Marketing

Calvin B. Killen                           Senior Vice President, Engineering

Philip C. Powers                           Senior Vice President, Professional
                                           Services

Charles w. Sansbury                        Senior Vice President, Corporate
                                           Development

Richard L. Schwartz                        Vice President, Emerging Technology

Michael J. Vollman                         Senior Vice President, Sales and
                                           Services
